SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            SCHEDULE 13D/A
                            (RULE 13D-101)

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 3)*


                 Children's Broadcasting Corporation
                 -----------------------------------
                           (Name of Issuer)


                             Common Stock
                    ------------------------------
                    (Title of Class of Securities)


                             168755-20-5
                            --------------
                            (CUSIP Number)

                          Jill J. Theis, Esq.
                 Children's Broadcasting Corporation
                       5501 Excelsior Boulevard
                        Minneapolis, MN 55416
                            (612) 925-8840
          -------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                            April 7, 1999
                 ------------------------------------
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].




___________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

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CUSIP No.  168755-20-5                  13D            Page  2  of  4  Pages
--------------------------------                  ------------------------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher T. Dahl
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    P/F; O/O
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                          [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                          7    SOLE VOTING POWER

                               978,382
                        --------------------------------------------------------
  NUMBER OF               8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                   22,500
  OWNED BY              --------------------------------------------------------
    EACH                  9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      978,382
    WITH                --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               22,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,882
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Reporting Person hereby amends his statements on this Schedule 13D originally filed on January 10, 1997, as amended on October 23, 1998 and December 3, 1998 with respect to his beneficial ownership of shares of Common Stock, par value $.02 per share, of Children's Broadcasting Corporation, a Minnesota corporation (the "Issuer"). Items 1, 3 and 5 of this Schedule 13D are hereby amended as follows:


Item 1:   Security and Issuer

     The Name of the Issuer is Children's Broadcasting Corporation and the address of its principal office is 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416. The title of the class of equity security to which this statement relates is Common Stock.


Item 3:   Source and Amount of Funds or Other Consideration

     The Reporting Person purchased shares of Common Stock on the open market using personal funds and received a grant of stock options pursuant to the Issuer's stock option plan.


Item 5:   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 1,000,882 shares of Common Stock constituting approximately 14.2% of outstanding Common Stock of the Issuer.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 978,382 shares of Common Stock of the Issuer reported herein. The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 22,500 shares of Common Stock of the Issuer reported herein.

     (c) On January 22, 1999, the Reporting Person purchased 20,000 shares on the open market using personal funds at $2.625 per share. On February 3, 1999, the Reporting Person purchased 10,000 shares on the open market using personal funds at $2.25 per share. On April 5, 1999, the Reporting Person purchased 30,000 shares on the open market using personal funds at $1.60 per share. On April 7, 1999, the Board of Directors of the Company granted the Reporting Person the option to purchase 250,000 shares of the Issuer's Common Stock at the closing price on April 7, 1999 ($1.625 per share) which vest as follows: 125,000 on the date of grant (April 7, 1999) and 125,000 on the first anniversary of the grant. The option is exercisable for a period of five (5) years.

     (d)  Not applicable.

     (e)  Not applicable.

                              SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:April 14, 1999
                                   /s/ Christopher T. Dahl
                                   ---------------------------------------------
                                   Christopher T. Dahl
                                   Chairman of the Board, President and
                                   Chief Executive Officer of Children's
                                   Broadcasting Corporation

                                  Page 4 of 4